June 17, 2025

Ke Chen
Chief Executive Officer
WF International Ltd.
No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road
Chengdu, Sichuan, China, 610041

       Re: WF International Ltd.
           Draft Registration Statement on Form F-1
           Submitted June 9, 2025
           CIK No. 0001979610
Dear Ke Chen:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Richard I. Anslow